

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Philip Strawbridge
Chief Financial Officer
Centrus Energy Corp.
6901 Rockledge Drive, Suite 800
Bethesda, MD 20817

>   **Re: Centrus Energy Corp.**
>   **Form 10-K for the Fiscal Year ended December 31, 2020**
>   **Filed March 22, 2021**
>   **Form 10-Q for the Nine Months ended September 30, 2021**
>   **Filed November 12, 2021**
>   **File No. 001-14287**

Dear Mr. Strawbridge:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52

1. We note the presentation of non-GAAP financial measures on page 56 of your filing. Revise to disclose the reasons why the presentation of Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share provide useful information to investors. In addition, provide a reconciliation of Adjusted Net Income (Loss) per Share to Net Income (Loss) per Share as the most directly comparable measure calculated and presented in accordance with GAAP. Refer to Items 10(e)(1)(i)(B) and (C) of Regulation S-K.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page 76

2.   We note that during the year ended December 31, 2020, you collected certain amounts as a recovery on claims filed in October 2018 which were recorded as revenue. Please tell us why the presentation of this amount in revenue is appropriate pursuant to to Rule 5-03(b)(1) of Regulation S-X and FASB ASC 606.

Form 10-Q for the Nine Months ended September 30, 2021

Financial Statements

Condensed Consolidated Statements of Operations and Comprehensive Income, page 5

3.   Tell us why you present the settlement of $43.5 million for a claim related to pension and post-retirement benefits in revenue. Refer to Rule 5-03(b)(1) of Regulation S-X and FASB ASC 606.

         In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311 with any questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Energy & Transportation